UNITED STATES

                   SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549





                               FORM U-9C-3



                  QUARTERLY REPORT PURSUANT TO RULE 58

              For the Quarterly Period Ended March 31, 1999





                           ENTERGY CORPORATION
                        (a Delaware corporation)
                            639 Loyola Avenue
                      New Orleans, Louisiana 70113
                        Telephone (504) 529-5262
    ________________________________________________________________
 (Name of registered holding company and address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

   Name of      Energy or gas                                 Percentage of
  reporting    related company    Date of       State of          voting
   company                      organization  organization   securities held    Nature of business
Entergy Power  Energy  related  May 17, 1995    Delaware          a 100%       Energy marketing and
Marketing      business                                      owned subsidiary  brokering.
Corp. (EPMC)                                                    of Entergy
                                                               Corporation

Entergy        Energy  related  November 3,     Delaware          a 100%       Miscellaneous energy
Holdings,      business         1997                         owned subsidiary  related services.
Inc. (EHI)                                                      of Entergy
(f/k/a                                                         Corporation
Entergy
Business
Solutions,
Inc.)

Entergy        Energy  related  January 28,     Delaware          A 100%       Production, sale,
Thermal, LLC   business         1999                         owned subsidiary  and distribution of
(Entergy                                                          of EHI       thermal energy
Thermal)                                                                       products.
(new)

Entergy        Energy  related  January 28,     Delaware          a 100%       Energy management
Business       business         1999                         owned subsidiary  services.
Solutions,                                                        of EHI
LLC (EBS)
(new)


EPMC Activities

      During the quarterly period ended March 31, 1999, EPMC engaged in the business of brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas, and other combustible fuels. These services were provided to electric utilities, power marketers, electric and municipal cooperatives, and various other customers.

EHI Activities

      During the quarterly period ended March 31, 1999, EHI engaged in the pursuit of investment opportunities consistent with Rule 58, including the formation of Entergy Thermal and EBS.

Entergy Thermal Activities

     During the quarterly period ended March 31, 1999, Entergy Thermal was engaged in the process of designing and constructing a heating and cooling district system in New Orleans, Louisiana.

EBS Activities

     EBS is still in the formative stage of its business, and has generated immaterial revenue from energy management services as of the end of the quarterly period ended March 31, 1999.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company   Type of   Principal                        Person to    Collateral   Consideration
issuing   security  amount of  Issue or  Cost of   whom security  given with   received for
security   issued   security   renewal   capital     was issued    security    each security
  None      N/A        N/A       N/A       N/A          N/A           N/A           N/A

Company contributing capital   Company receiving capital  Amount of capital contribution

             EHI                    Entergy Thermal                   $1,000

             EHI                          EBS                         $1,000

ITEM 3 - ASSOCIATE TRANSACTIONS

   Part I - Transactions Performed by Reporting Companies on Behalf of
                          Associated Companies

Reporting  Associate
 company    company   Types of    Direct    Indirect            Total
rendering  receiving  services     costs     costs   Cost of    amount
services   services   rendered    charged   charged  capital    billed

  None       None        N/A        -0-       -0-      N/A       -0-


  Part II - Transactions Performed by Associated Companies on Behalf of
                           Reporting Companies

 Associate    Reporting
  company      company      Types of                  Indirect            Total amount
 rendering    receiving     services       Direct      costs     Cost of     billed
  services     services     rendered   costs charged  charged    capital
  Entergy        EPMC     Professional   $4,461,835    $  -0-      N/A    $ 4,461,835*
Enterprises,              services and
 Inc.(EEI)                back office
                          support.

    EEI          EHI      Same as          $177,489    $  -0-      N/A    $   177,489*
                          above.

*Includes Entergy Services, Inc. costs of $593,977 and $177,489 for services rendered indirectly through EEI to EPMC and EHI, respectively.


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
  Total consolidated capitalization as of March 31, 1999                   $15,382,581,000    Line 1
  Total capitalization multiplied by 15% (line 1 multiplied by 0.15)         2,307,387,150    Line 2
  Greater of $50 million or line 2                                           2,307,387,150    Line 3

  Total current aggregate investment:
   Energy marketing and brokering (EPMC)                                       247,500,000
   Energy related technical and similar services (EHI)                           7,818,790
                                                                            --------------
      Total current aggregate investment*                                      255,318,790    Line 4
                                                                            --------------
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
system (line 3 less line 4)                                                 $2,052,068,360    Line 5
                                                                            ==============


*Excludes other investments of $2,500,000 included under Item 5 that are excluded from the calculation of "Aggregate Investment" under rule 58.

ITEM 5 - OTHER INVESTMENTS

                          Other investment in     Other investment       Reason for
 Major line of energy-            last                in this           difference in
   related business          U-9C-3 report         U-9C-3 report      other investment
Energy marketing and          $2,500,000*           $2,500,000*              N/A
brokering (EPMC)

- EPMC received an order from the Federal Energy Regulatory
  Commission on October 12, 1995 determining that EPMC was an exempt wholesale generator under Section 32 of the Act. On July 29, 1996, EPMC issued and sold 250 shares of common stock to Entergy Corporation for $2,500,000 pursuant to the financing exemption set forth in Section 32. EPMC withdrew its exempt wholesale generator status on March 24, 1997.


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements

     Filed under confidential treatment pursuant to Rule 104(b).

B. Exhibits

     1. Certificate of filing of Form U-9C-3 for the 4th Quarter of 1999 with interested state commissions and municipal regulator.

     2.   Service agreement between Entergy Holdings, Inc. and Entergy
          Thermal, LLC.

     3. Service agreement between Entergy Holdings, Inc. and Entergy Business Solutions, LLC.

     4. Service agreement between Entergy Enterprises, Inc. and Entergy Holdings, Inc.





                                SIGNATURE


      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 Entergy Corporation



                                 By:  /s/ Nathan E. Langston
                                        Nathan E. Langston
                                     Vice President and Chief
                                        Accounting Officer


Dated:  May 27, 1999